Exhibit 99.1

Daqo New Energy Announces Unaudited First Quarter 2019 Results

Shihezi, China—May 21, 2019—Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy”, the “Company” or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the first quarter of 2019.

First Quarter 2019 Financial and Operating Highlights

•	Polysilicon production volume of 8,764 MT in Q1 2019, compared to 7,301 MT in Q4 2018
•	Polysilicon external sales volume of 8,450 MT in Q1 2019, compared to 7,030 MT in Q4 2018
•	Polysilicon average total production cost(1) of $7.42 /kg in Q1 2019, compared to $7.94/kg in Q4 2018
•	Polysilicon average cash cost(1) of $6.20/kg in Q1 2019, compared to $6.64/kg in Q4 2018
•	Polysilicon average selling price (ASP) was $9.55/kg in Q1 2019, compared to $9.69/kg in Q4 2018
•	Revenue from continuing operations was $81.2 million in Q1 2019, compared to $75.6 million in Q4 2018
•	Gross profit from continuing operations was $18.3 million in Q1 2019, compared to $16.9 million in Q4 2018. Gross margin from continuing operations was 22.6% in Q1 2019, compared to 22.4% in Q4 2018
•	EBITDA (non-GAAP)(2) from continuing operations was $20.0 million in Q1 2019, compared to $29.5 million in Q4 2018
•	EBITDA margin (non-GAAP)(2) from continuing operations was 24.6% in Q1 2019, compared to 39.1% in Q4 2018
•	Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy shareholders was $11.1 million in Q1 2019, compared to $15.7 million in Q4 2018 and $32.9 million in Q1 2018
•	Adjusted earnings per basic American Depository Share (ADS) (non-GAAP)(2) of $0.83 in Q1 2019, compared to $1.18 in Q4 2018, and $3.03 in Q1 2018
•	Net income from continuing operations was $5.9 million in Q1 2019, compared to $17.1 million in Q4 2018 and $29.9 million in Q1 2018
•	Net income from discontinued operations was $0.8 million in Q1 2019, compared to net loss from discontinued operations of $5.7 million in Q4 2018 and net income from discontinued operations of $2.1 million in Q1 2018
•	Net income attributable to Daqo New Energy shareholders was $6.6 million in Q1 2019, compared to $11.4 million in Q4 2018 and $31.6 million in Q1 2018.
•	Earnings per basic ADS was $0.50 in Q1 2019, compared to $0.86 in Q4 2018, and $2.91 in Q1 2018

US$ millions	Three months ended
except as indicated otherwise	Mar 31, 2019	Dec 31, 2018	Mar 31, 2018
Revenues	81.2	75.6	95.6
Gross profit	18.3	16.9	43.1
Gross margin	22.6%	22.4%	45.0%
Operating income	9.2	20.3	39.2
Net income from continuing operations	5.9	17.1	29.9
Income (loss) from discontinued operations, net of tax	0.8	(5.7)	2.1
Net income attributable to Daqo New Energy Corp. shareholders	6.6	11.4	31.6
Earnings per basic ADS ($ per ADS)	0.50	0.86	2.91
Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	11.1	15.7	32.9
Adjusted earnings per basic ADS (non-GAAP)(2) ($ per ADS)	0.83	1.18	3.03
EBITDA (non-GAAP)(2) from continuing operations	20.0	29.5	48.6
EBITDA margin (non-GAAP)(2) from continuing operations	24.6%	39.1%	50.8%
Polysilicon sales volume (MT)	8,450	7,030	5,411
Polysilicon average total production cost ($/kg)(1)	7.42	7.94	9.19
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	6.20	6.64	7.53

Notes:

(1)       Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense in Xinjiang, divided by the production volume in the period indicated.

(2)       Daqo New Energy provides EBITDA from continuing operations, EBITDA margin from continuing operations adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliation of non-GAAP financial measures to comparable US GAAP measures” set forth at the end of this press release.

1

Management Remarks

“We are very pleased to report solid operational and financial performance for the first quarter of 2019, during which we achieved record-high production and sales volumes, as well as our most competitive cost structure,” commented Mr. Longgen Zhang, CEO of Daqo New Energy. “During the quarter, our polysilicon facilities were running at full capacity and produced 8,764 MT and sold 8,450 MT of polysilicon. We were also able to successfully reduce our total production cost and cash cost to $7.42/kg and $6.20/kg, respectively, our lowest ever.”

“We are currently undertaking a capacity debottlenecking project to gradually upgrade several older CVD furnaces with improved technology, allowing us to increase production capacity by additional 5,000 MT. This project is progressing well and we expect to complete the project ahead of schedule in early June 2019. The ramp-up process of this debottlenecking project will temporarily impact production volumes and cost and as a result we expect to produce approximately 7,200 to 7,400 MT of polysilicon at total production cost of $8.0~8.5/kg during the second quarter of 2019. Once our facilities are fully ramped up in June, we anticipate our total annual production capacity will reach 35,000 MT and our production costs will return to the current level of approximately $7.5/kg.”

“Our Phase 4A project is also progressing smoothly and remains on schedule. The foundation work has been completed and the construction of various buildings and structures are progressing as planned. The initial equipment installation has already begun and is planned to continue through the third quarter of 2019. Based on our current assessment, we expect to complete Phase 4A by the end of 2019 and ramp up to full capacity of 70,000 MT by the end of the first quarter of 2020.”

“China installed approximately 5.2GW of new solar PV installations during the first quarter of 2019. While installation numbers for the second quarter of 2019 haven’t been released yet, we believe they will likely be even lower. Installations should significantly pickup in the second half of this year as China’s solar PV policy is gradually rolled out. Grid parity projects will be the first batch to start installations and then followed by subsidized projects which will bid for the total three billion RMB of subsidy. Market consensus indicates that China will install approximately 35-40 GW in 2019, which means solar project installation volumes during the second half could potentially double or even triple those in the first half. As polysilicon is the key raw material of solar PV modules, we believe demand for polysilicon will significantly increase in the second half of 2019.”

“We are optimistic about China’s booming demand for solar PV in the second half of this year. Since May, the market conditions for polysilicon have shown signs of improvement as prices appear to have bottomed out. While Daqo remained solidly profitable in the first quarter with our low cost and high mix of mono-grade polysilicon products, we believe the current challenging pricing environment for polysilicon has resulted in serious financial losses for many of the existing polysilicon producers. According to news from China Silicon Industry Association, at least three major Chinese polysilicon producers have shut down their facilities for maintenance since April and May, resulting in reduced supply. In addition, the ramp-up process of other Chinese players’ new capacities have not been as fast and smooth as they expected, including production delays and unscheduled shutdowns. Furthermore, these new capacities are generally unable to immediately produce high quality mono-grade polysilicon due to quality issues. This has resulted in increased pricing spread between mono-grade and multi-grade polysilicon. Looking into the future, we believe current oversupply will be alleviated by a reduction in supply from high cost players. For the second half of 2019, we anticipate the booming demand from China’s domestic PV market will significantly improve the overall supply-demand situation, particularly for the tightly-supplied mono-grade polysilicon.”

“We are confident to overcome the temporary market challenges with our low cost structure and first class product quality. Moreover, our Phase 4A project is expected to double our capacity and reduce our cost even further, strengthening our leading position as one of the world’s most competitive polysilicon manufacturers.”

2

Outlook and guidance

Due to the significant pricing spread between mono-grade and multi-grade polysilicon, the Company is currently maximizing the amount of mono-grade polysilicon as percentage of our total production volume to approximately 80% in April and May. In addition, the ramp up process of the Company’s debottlenecking project is expected to take place ahead of schedule in early June. As such, the Company may see some impact on production volume and cost structure in the second quarter.

The Company expects to produce approximately 7,200 to 7,400 MT of polysilicon with total production cost of $8.0~8.5/kg during the second quarter of 2019 and sell approximately 7,100MT to 7,300MT of polysilicon to external customers during the second quarter of 2019. The Company expects the total production cost will come back to normal at the level of $7.5/kg in the third quarter of 2019. For the full year of 2019, the Company expects to produce approximately 37,000 to 40,000 MT of polysilicon, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

First Quarter 2019 Results

Revenues

Revenues were $81.2 million, compared to $75.6 million in the fourth quarter of 2018 and $95.6 million in the first quarter of 2018. The sequential increase in revenues was primarily due to higher polysilicon sales volumes partially offset by lower ASPs.

Gross profit and margin

Gross profit was $18.3million, compared to $16.9 million in the fourth quarter of 2018 and $43.1 million in the first quarter of 2018. Gross margin was 22.6%, compared to 22.4% in the fourth quarter of 2018 and 45.0% in the first quarter of 2018. The sequential increase was primarily due to lower average polysilicon production cost, partially offset by lower ASPs.

Selling, general and administrative expenses

Selling, general and administrative expenses were $7.9 million, compared to $8.2 million in the fourth quarter of 2018 and $3.8 million in the first quarter of 2018. The year-over-year increase in SG&A was primarily due to an increase in non-cash share-based compensation costs related to the Company’s share incentive plan.

Research and development expenses

Research and development (R&D) expenses were $1.3 million, compared to $1.0 million in the fourth quarter of 2018 and $0.1 million in the first quarter of 2018. Research and development expenses could vary from period to period and reflected R&D activities that took place during the quarter.

3

Income from operations and operating margin

As a result of the foregoing, income from operations was $9.2 million, compared to $20.3 million in the fourth quarter of 2018 and $39.2 million in the first quarter of 2018.

Operating margin was 11.3%, compared to 26.8% in the fourth quarter of 2018 and 41.0% in the first quarter of 2018.

Interest expense

Interest expense was $2.0 million, compared to $1.9 million in the fourth quarter of 2018 and $3.7 million in the first quarter of 2018.

EBITDA

EBITDA from continuing operations was $20.0 million, compared to $29.5 million in the fourth quarter of 2018 and $48.6 million in the first quarter of 2018. EBITDA margin was 24.6%, compared to 39.1% in the fourth quarter of 2018 and 50.8% in the first quarter of 2018.

Income(loss) from discontinued operations, net of tax

During the third quarter of 2018, the Company decided to discontinue its solar wafer manufacturing operations. Net income from discontinued operations was $0.8 million in the first quarter of 2019, compared to net loss from discontinued operations of $5.7 million in the fourth quarter of 2018 and net income from discontinued operations of $2.1 million in the first quarter of 2018. The net income from discontinued operations during the quarter was mainly due to the disposal of fixed assets which were impaired in 2018 and previous years.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $6.6 million, compared to $11.4 million in the fourth quarter of 2018 and $31.6 million in the first quarter of 2018.

Earnings per basic ADS of $0.50, compared to $0.86 in the fourth quarter of 2018, and $2.91 in the first quarter of 2018.

Financial Condition

As of March 31, 2019, the Company had $113.7 million in cash, and cash equivalents and restricted cash, compared to $94.0 million as of December 31, 2018 and $79.0 million as of March 31, 2018. As of March 31, 2019, the accounts receivable balance was $2.2 million, compared to $1.2 million as of December 31, 2018 and $12 thousand as of March 31, 2018. As of March 31, 2019, the notes receivable balance was $0.7 million, compared to $8.1 million as of December 31, 2018 and $45.2 million as of March 31, 2018. As of March 31, 2019, total borrowings were $193.0 million, of which $149.7 million were long-term borrowings, compared to total borrowings of $171.5 million, including $133.3 million long-term borrowings, as of December 31, 2018 and total borrowings of $189.6 million, including $106.8 million long-term borrowings, as of March 31, 2018.

4

Cash Flows

For the three months ended March 31, 2019, net cash provided by operating activities was $48.5 million, compared to $22.0 million in the same period of 2018.

For the three months ended March 31, 2019, net cash used in investing activities was $38.6 million, compared to $11.8 million in the same period of 2018. The net cash used in investing activities in 2018 and 2017 was primarily related to the capital expenditure on Xinjiang Phase 3B and 4A polysilicon projects.

For the three months ended March 31, 2019, net cash provided by financing activities was $7.2 million, compared to net cash used in financing activities of $2.4 million in the same period of 2018.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization (“EBITDA”) and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS exclude costs related to the non-operational polysilicon assets in Chongqing. Such costs mainly consist of non-cash depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, and the Company had removed this adjustment from the non-GAAP reconciling item since the fourth quarter of 2018, since as of the end of the third quarter of 2018, all of the polysilicon machinery and equipment had been either relocated to Xinjiang, disposed, or planned to be disposed. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS also exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from its internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

5

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on May 21, 2019. (8:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
China mainland toll free:	4001-201203
China Beijing local toll:	+86-105-357-3132
Hong Kong toll free:	800-905945
Hong Kong-local toll:	+852-301-84992

Participants please dial in 10 minutes before the call is scheduled to begin and ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL:

https://services.choruscall.com/links/dq190521.html

A replay of the call will be available 1 hour after the end of the conference through May 27, 2019.

The conference call replay numbers are as follows:

US Toll Free:	+1-877-344-7529
International Toll:	+1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	10131478

To access the replay using an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html
Participants will be required to state their name and company upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang, China currently has a nameplate annual polysilicon production capacity of 30,000 metric tons, and the Company is undergoing a debottlenecking project and a capacity expansion project and expects to increase its annual polysilicon production capacity to 70,000 metric tons in the first quarter of 2020.

For more information, please visit http://daqo.gotoip1.com/

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter and the full year of 2019 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

6

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Mar 31, 2019	Dec 31, 2018	Mar 31, 2018

Revenues	$81,204	$75,603	$95,644
Cost of revenues	(62,863)	(58,665)	(52,560)
Gross profit	18,341	16,938	43,084
Operating expenses
Selling, general and administrative expenses	(7,935)	(8,240)	(3,753)
Research and development expenses	(1,297)	(970)	(121)
Other operating income, net	70	12,527	32
Total operating (expenses) /income	(9,162)	3,317	(3,842)
Income from operations	9,179	20,255	39,242
Interest expense	(2,021)	(1,891)	(3,663)
Interest income	324	441	144
Foreign exchange loss	(189)	(102)	(3)
Income before income taxes	7,293	18,703	35,720
Income tax expense	(1,429)	(1,563)	(5,864)
Net income from continuing operations	5,864	17,140	29,856
Income/(loss) from discontinued operations, net of tax	778	(5,693)	2,117
Net income	6,642	11,447	31,973
Net income attributable to non-controlling interest	-	66	339
Net income attributable to Daqo New Energy Corp. shareholders	$6,642	$11,381	$31,634

Net income	6,642	11,447	31,973
Other comprehensive income:
Foreign currency translation adjustments	13,014	935	14,826
Total other comprehensive income	13,014	935	14,826
Comprehensive income	19,656	12,382	46,799
Comprehensive income attributable to non-controlling interest	-	69	446
Comprehensive income attributable to Daqo New Energy Corp. shareholders	$19,656	$12,313	$46,353

Earnings/(loss) per ADS
-Continuing operations	0.44	1.29	2.71
-Discontinued operations	0.06	(0.43)	0.20
Basic	0.50	0.86	2.91

-Continuing operations	0.42	1.27	2.60
-Discontinued operations	0.06	(0.42)	0.19
Diluted	0.48	0.85	2.79
Weighted average ADS outstanding
Basic	13,360,729	13,237,220	10,853,166
Diluted	13,749,959	13,455,067	11,341,860

7

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Mar 31, 2019	Dec 31, 2018	Mar 31, 2018

ASSETS:
Current Assets:
Cash and cash equivalents	$65,111	$65,419	$60,791
Restricted cash	48,560	28,609	18,185
Short-term investments	-	21,807	-
Accounts receivable, net	2,204	1,181	12
Notes receivable	714	8,111	45,237
Prepaid expenses and other current assets	9,717	10,336	7,030
Advances to suppliers	2,846	3,328	1,110
Inventories	18,882	15,449	16,045
Amount due from related parties	4,179	815	1,538
Current assets associated with discontinued operation	2,748	5,014	19,586
Total current assets	154,961	160,069	169,534
Property, plant and equipment, net	686,056	611,616	508,341
Prepaid land use right	22,669	22,249	24,818
Deferred tax assets	842	821	740
Investment in an affiliate	666	650	712
Non-current asset associated with discontinued operation	58,868	59,524	95,285
TOTAL ASSETS	924,062	854,929	799,430

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	43,210	38,206	82,872
Accounts payable	9,926	9,195	19,949
Notes payable	66,322	29,209	26,232
Advances from customers - short term portion	9,658	10,214	9,662
Payables for purchases of property, plant and equipment	25,085	27,221	15,766
Accrued expenses and other current liabilities	9,330	9,418	12,318
Amount due to related parties	2,143	2,260	1,684
Income tax payable	6,293	5,455	11,650
Current liabilities associated with discontinued operation	7,591	18,676	43,891
Total current liabilities	179,558	149,854	224,024
Long-term borrowings	149,744	133,312	106,766
Advance from customers - long term portion	5,364	7,269	-
Amount due to related parties - long term portion	16,390	15,992	-
Other long-term liabilities	21,848	21,463	24,004
Deferred tax liabilities	1,174	1,185	-
Non-current liabilities associated with discontinued operation	721	723	2,451
TOTAL LIABILITIES	374,799	329,798	357,245

EQUITY:
Ordinary shares	34	33	27
Treasury stock	(1,749)	(1,749)	(1,749)
Additional paid-in capital	373,156	368,681	247,935
Retained earnings	178,040	171,398	164,907
Accumulated other comprehensive (loss)/income	(218)	(13,232)	27,826
Total Daqo New Energy Corp.’s shareholders’ equity	549,263	525,131	438,946
Non-controlling interest	-	-	3,239
Total equity	549,263	525,131	442,185
TOTAL LIABILITIES & EQUITY	924,062	854,929	799,430

8

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the three months ended
	Mar 31, 2019	Mar 31, 2018
Operating Activities:
Net income	$6,642	$31,973
Less: Income from discontinued operations, net of tax	778	2,117
Net income from continuing operations	5,864	29,856
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	4,474	859
Depreciation of property, plant and equipment	8,698	3,040

Changes in operating assets and liabilities:
Accounts receivable	(989)	705
Notes receivable	7,556	(23,384)
Prepaid expenses and other current assets	872	(197)
Advances to suppliers	562	517
Inventories	(3,031)	213
Amount due from related parties	-	(464)
Prepaid land use rights	133	141
Accounts payable	499	(72)
Notes payable	21,850	2,212
Accrued expenses and other current liabilities	(320)	1,084
Income tax payable	698	(2,000)
Advances from customers	(2,880)	(7,222)
Amount due to related parties	(16)	(5)
Deferred tax liabilities	(40)	-
Deferred government subsidies	(148)	(157)
Net cash provided by operating activities-continuing operations	43,782	5,126
Net cash provided by operating activities-discontinued operations	4,699	16,839
Net cash provided by operating activities	48,481	21,965

Investing activities:
Purchases of property, plant and equipment	(57,462)	(7,356)
Purchases of land use right	(4,271)	-
Repayment of short-term investment	22,224	-
Proceeds from disposal of investment	642	-
Net cash used in investing activities-continuing operations	(38,867)	(7,356)
Net cash provided by/(used in) investing activities-discontinued operations	232	(4,476)
Net cash used in investing activities	(38,635)	(11,832)

Financing activities:
Proceeds from related parties loans	1,482	-
Proceeds from bank borrowings	51,856	2,359
Repayment of bank borrowings	(34,788)	(4,718)
Cash received from exercise of options	-	104
Net cash provided by/(used in) financing activities – continuing operations	18,550	(2,255)
Net cash used in financing activities – discontinued operations	(11,382)	(173)
Net cash provided by/(used in) financing activities	7,168	(2,428)

Effect of exchange rate changes	2,429	2,606
Net increase in cash, cash equivalents and restricted cash	19,443	10,311
Cash, cash equivalents and restricted cash at the beginning of the period	95,120	72,667
Cash, cash equivalents and restricted cash at the end of the period	114,563	82,978

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	Mar 31, 2019	Mar 31, 2018
Cash and cash equivalents	65,999	62,386
Restricted cash	48,564	20,592
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	114,563	82,978

9

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended
	Mar. 31, 2019	Dec. 31, 2018	Mar. 31, 2018
Net income from continuing operations	5,864	17,140	29,856
Income tax expense	1,429	1,563	5,864
Interest expense	2,021	1,891	3,663
Interest income	(324)	(441)	(144)
Depreciation & amortization	11,010	9,386	9,349
EBITDA (non-GAAP)	20,000	29,539	48,588
EBIDTA margin (non-GAAP)	24.6%	39.1%	50.8%

	Three months Ended
	Mar. 31, 2019	Dec. 31, 2018	Mar. 31, 2018
Net income attributable to Daqo New Energy Corp. shareholders	6,642	11,381	31,634
Share-based compensation	4,474	4,278	859
Costs related to the Chongqing polysilicon operations	-	-	389
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	11,116	15,659	32,882
Adjusted earnings per basic ADS (non-GAAP)	$0.83	$1.18	$3.03
Adjusted earnings per diluted ADS (non-GAAP)	$0.81	$1.16	$2.90

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email:tfleming@Christensenir.com

For more information about Daqo New Energy, please visit http://daqo.gotoip1.com/

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